Exhibit 10.1

DISTRIBUTION AND LICENSE AGREEMENT

THIS DISTRIBUTION AND LICENSE AGREEMENT (“Agreement”) dated as of June 7, 2016 (“Effective Date”), is entered into between Angionetics Inc., a Delaware corporation having its principal place of business at 11750 Sorrento Valley Rd., Suite 250, San Diego, CA 92121 (“Angionetics”), a wholly-owned subsidiary of Taxus Cardium Pharmaceuticals, Inc. (“Taxus Cardium”) and Pineworld Capital Limited, a corporation having its principal place of business at Flat 01A, 10/F Carnival Commercial Building 18 Java Road, North Point, Hong Kong (“Licensee”).

BACKGROUND

A. Angionetics is developing an angiogenic gene therapy treatment, known as Generx (as further defined below, the “Product”). Angionetics owns or controls certain patents, know-how and other intellectual property relating to such Product;

B. Licensee desires to develop and commercialize Products in the China, and Angionetics desires to have the Product developed and commercialized in China by Licensee, all in accordance with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 “Affiliate” of a Party shall mean any person, corporation or other entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Party, as the case may be, for as long as such control exists. With respect to Licensee, Affiliate includes a company or other entity that is controlled by, or under common control with Huapont Life Sciences Co. Ltd. or its shareholders, Zhang Songshan or Zhang Yizhuo. As used in this Section 1.1, “control” shall mean: (a) to possess, directly or indirectly, the power to direct the management and policies of such person, corporation or other entity, whether through ownership of voting securities or by contract relating to voting rights or corporate governance; or (b) direct or indirect beneficial ownership of at least fifty percent (50%) (or such lesser percentage that is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) of the voting share capital in such person, corporation or other entity.

1.2 “Angionetics IP” shall mean the Angionetics Know-How and Angionetics Patents.

1.3 “Angionetics Know-How” shall mean all scientific, medical, technical, regulatory, manufacturing and other information relating to the Product (including Data): (a) to the extent Controlled by Angionetics or its Affiliates as of the Effective Date or during the term of this

Agreement, and (b) that are necessary for Licensee to exercise its rights or perform its obligations under this Agreement.

1.4 “Angionetics Patents” shall mean all issued, unexpired patents and all reissues, renewals, re-examinations and extensions thereof, and patent applications therefor, and any divisions or continuations, in whole or in part, thereof, including those patents and applications set forth in Exhibit 1.4: (a) to the extent Controlled by Angionetics or its Affiliates as of the Effective Date or during the term of this Agreement and (b) that would, but for the license granted hereunder, be infringed by use, development, manufacture, formulation, packaging, import, sale, distribution, promotion or marketing of the Product, for the purposes of use and/or sale in the Territory.

1.5 “Annual Net Sales” shall mean total Net Sales in the Territory in a particular calendar year.

1.6 “Applicable Laws” means the applicable provisions of any and all national, supranational, regional, state and local laws, treaties, statutes, rules, regulations, administrative codes, guidances, ordinances, judgments, decrees, directives, injunctions, orders, permits (including Marketing Approvals) of or from any court, arbitrator, Regulatory Authority or governmental agency or authority having jurisdiction over or related to the subject item.

1.7 “BLA” shall mean a biologic license application (or its equivalent) submitted to the CFDA.

1.8 “CFDA” shall mean the China Food and Drug Administration, or any successor entity thereto performing similar functions.

1.9 “Commercially Reasonable Efforts” shall mean, with respect to the efforts to be expended by a Party with respect to any objective, those reasonable, good faith efforts to accomplish such objective as such Party would normally use to accomplish a similar objective under similar circumstances; Licensee will be deemed to have exercised Commercially Reasonable Efforts if Licensee has exercised those efforts normally used by a pharmaceutical or biotechnology company of similar size and similar resources, with respect to a compound, product or product candidate, as applicable of similar modality, which compound, product or product candidate is of similar market potential in such country, and is at a similar stage in its development or product life cycle, taking into account all relevant factors in effect at the time such efforts are to be expended. It is expressly understood that the use of Commercially Reasonable Efforts may result in ceasing the development, Regulatory Approval or Commercialization of Compounds and/or Products. Further, to the extent that the performance of a Party’s obligations hereunder is adversely affected by the other Party’s failure to perform its obligations hereunder, the impact of such performance failure will be taken into account in determining whether such Party has used its Commercially Reasonable Efforts to perform any such affected obligations.

1.10 “Compound” means Ad5FGF-4, alferminogene tadenovec, an angiogenic gene therapeutic.

1.11 “Control” (including any variations such as “Controlled” and “Controlling”) shall mean, in the context of intellectual property rights, Data or information, possession of the ability to grant an assignment, license or sublicense to such intellectual property, Data and/or information, and/or to disclose and deliver such Data and/or information, as the case may be, of or within the scope set forth in this Agreement, without violating the terms of any agreement or other arrangement with any Third Party.

1.12 “Data” shall mean any and all research data, pharmacology data, preclinical data, clinical data and/or all regulatory documentation, information and submissions pertaining to, or made in association with an IND, Marketing Approval Application, Marketing Approval or the like for, the Compound or a Product, in each case that are Controlled by a Party as of the Effective Date or during the term of this Agreement. Data also shall include any such data generated by or under authority of Licensee or its Affiliates during the term of this Agreement.

1.13 “Field” shall mean a treatment for patients with refractory angina, with myocardial ischemia, and other adverse medical conditions resulting from cardiac microvascular insufficiency.

1.14 “First Commercial Sale” shall mean the first bona fide, arm’s length sale of a Product in the Territory following receipt of Marketing Approval of such Product in the Territory.

1.15 “IND” shall mean any Chinese filing with the CFDA that is comparable to an Investigational New Drug Application (including any amendments thereto) filed with the FDA pursuant to 21 C.F.R. §321 before the commencement of clinical trials of a Product.

1.16 “Marketing Approval” shall mean all approvals, licenses, registrations or authorizations of the Regulatory Authority in a country, necessary for the manufacture, use, storage, import, marketing and sale of a Product in such country, excluding any governmental pricing and/or reimbursement approvals and/or authorizations.

1.17 “Net Proceeds” shall mean payments received by Licensee from a Third Party in exchange for the sublicense of rights under this Agreement, in the form of cash or securities, in consideration for and to the extent reasonably allocable to grant of such Sublicense, after deducting all documented Compound and Product clinical and commercial development costs paid by Licensee during such period. For clarity, Net Proceeds will not include: (a) amounts to fund costs incurred after the date of the Sublicense at commercially reasonable rates, in connection with the research and development of the Compound and/or Product; (b) bona fide loans; (c) amounts paid for supplies of Compound or Product or other tangible materials; (d) amounts paid for securities sold to a Sublicensee at fair market value; (e) running royalties (including any amounts paid based upon sales or profits from the sales of Product); and (f) amounts received in connection with a merger, consolidation or sale of substantially all of the business or assets of Licensee.

1.18 “Net Sales” shall mean the gross amount billed or invoiced by Licensee, its Affiliates and/or Sublicensees for all sales of Product to Third Party customers in bona fide arm’s length transactions, less reasonable and customary deductions allowed to the Third Party customer by the selling party, to the extent actually taken by such Third Party, on such sales for: (a) quantity, trade, cash or other discounts, allowances, credits or rebates (including customer rebates); (b) amounts deducted, repaid or credited by reason of rejections or returns of goods and government mandated rebates, or because of chargebacks or retroactive price reductions; (c) charges for freight, handling, postage, transportation, insurance and other shipping charges to the extent related to the transfer of Product and separately identified on the invoice or other documentation maintained in the ordinary course of business; and (d) taxes, tariffs, duties or other governmental charges or assessments (including any sales, value added or similar taxes other than an income tax) imposed on the importation or sale of Product to Third Parties and separately identified on the invoice or other documentation maintained in the ordinary course of business. To the extent applicable, components of Net Sales shall be determined in the ordinary course of business in accordance with historical practice and using the accrual method of accounting in accordance with generally accepted accounting principles in the Territory. For the purposes of calculating Net Sales, the Parties understand and agree that (i) sales between Licensee and its Affiliates for resale shall be excluded from the computation of Net Sales and no payments will be payable on such sales except where such Affiliates are end users; and (ii) Net Sales shall not include Products distributed for product development purposes, including for use in clinical trials, or for compassionate use programs. If a Product is sold or transferred for consideration other than cash, the Net Sales from such sale or transfer shall be deemed the then fair market value of such Product.

1.19 “Party” shall mean Angionetics or Licensee individually, and “Parties” shall mean Angionetics and Licensee collectively.

1.20 “Patent(s)” shall mean any patents and patent applications (whether provisional or nonprovisional), together with all additions, divisions, continuations, continuations-in-part, substitutions, reissues, re-examinations, extensions, registrations, patent term extensions, supplemental protection certificates and renewals of any of the foregoing.

1.21 “Product” shall mean any biopharmaceutical product containing the Compound, alone or in combination with one or more other active pharmaceutical ingredients, in any dosage form or formulation, including any lyophilized forms thereof.

1.22 “Regulatory Authority” shall mean the CFDA, or a regulatory body with similar regulatory authority in any other jurisdiction.

1.23 “Sublicensee” means a Third Party, other than a distributor, that has been granted by Licensee a right to sell, market, distribute and/or promote a Product under the grants in Section 2.1; and “Sublicense” shall mean an agreement or arrangement granting such rights. As used in this Agreement, “Sublicensee” shall not include a wholesaler or reseller of the Product who does not market or promote the Product.

1.24 “Territory” shall mean mainland China.

1.25 “Third Party” shall mean any person, corporation, joint venture or other entity, other than Angionetics, Licensee and their respective Affiliates.

ARTICLE 2

GRANT OF LICENSE

2.1 License. Subject to the terms and conditions of this Agreement, Angionetics hereby grants to Licensee and its Affiliates a royalty-bearing, sublicensable exclusive license during the term of this Agreement under the Angionetics IP to:

(a) develop the Compounds or Products, including the development of derivative products;

(b) use, demonstrate or test the Compounds or Products in the Territory, including use in clinical trials and related procedures necessary to secure Marketing Approval in the Territory;

(c) manufacture, make, and have made, the Compounds and/or Products, subject to the terms and conditions set forth in Article 7, solely for use in the Territory and in the Field;

(d) import the Compounds and/or Products into the Territory;

(e) offer for sale, sell, market, distribute and promote Compounds and/or Products, solely in the Territory for use in the Field.

The rights and licenses in this Section 2.1 shall be exclusive even as to Angionetics.

2.2 Affiliates; Sublicensees. Licensee shall have the right, in accordance with this Section 2.2, to extend the licenses granted under Section 2.1 above to its Affiliates, solely for so long as such entity remains an Affiliate of Licensee. Licensee shall also have the right to grant sublicenses under the license granted to Licensee under Section 2.1. Licensee shall ensure that each of its Affiliates and sublicensees is bound by a written agreement containing provisions at least as protective of the Compound, Products and Angionetics as contained in this Agreement. In any event, Licensee shall remain responsible to Angionetics for all activities of its Affiliates and sublicensees to the same extent as if such activities had been undertaken by Licensee itself and Licensee shall be responsible for the payment to Angionetics of all royalties payable with respect to the activities and Net Sales of any Affiliate or Sublicensee.

2.3 Activities Outside the Territory. Neither Licensee nor its Affiliates will develop, file for Marketing Approval with respect to, use, make, have made, market, import, export, distribute, promote or sell the Compound and/or Product (nor assist or facilitate any Third Party in doing any of the foregoing) anywhere in the world, except in the Territory.

2.4 No Other Rights. Except for the rights and licenses expressly granted in this Agreement, Angionetics retains all rights under its intellectual property including the Angionetics IP, and no additional rights shall be deemed granted to Licensee by implication, estoppel or otherwise. For clarity, the licenses and rights granted in this Agreement shall not be construed to convey any licenses or rights under the Angionetics Patents with respect to any active pharmaceutical ingredient other than the Compound.

2.5 Exclusivity. The license rights granted under Section 2.1 are exclusive to Licensee. During the term of this Agreement, Angionetics agrees that neither it, nor any of its Affiliates, nor any third parties appointed by Angionetics or its Affiliates, will develop, promote, distribute, sell or provide the Compound, the Product or any competing products in the same Field for use in the Territory.

ARTICLE 3

GOVERNANCE

3.1 Joint Steering Committee. Within 30 days after the Effective Date, the Parties shall establish a committee (the “Joint Steering Committee” or “JSC”) to oversee the development, Marketing Approval, manufacturing, and commercialization of the Product in the Territory.

(a) Composition. The JSC will consist of two (2) representatives from each Party, and at least one representative from each Party shall be a vice president or director level employee of such Party. In case a representative of a Party is unavailable for a scheduled JSC meeting, upon reasonable notice to the other Party, such Party may substitute in place of such representative for such meeting, a competent person who is authorized by such Party to act on matters that will be presented to the JSC at such meeting. Either Party may also replace its respective JSC representatives at any time with prior notice to the other Party; provided that the criteria for composition of the JSC set forth in the first sentence of this Section 3.1(a) continues to be satisfied following any such replacement.

(b) Meetings. The JSC shall meet at least once each calendar quarter during the term of this Agreement, unless otherwise agreed by the Parties or such other frequency as Parties reasonably mutually agree. Such meeting(s) shall be conducted via teleconference, video conference, in person, or by other mutually agreeable means. At the discretion of each Party, other representatives of Angionetics or Licensee may attend JSC meetings as non-voting observers. Each Party shall bear its own personnel and travel costs and expenses relating to such Party’s participate in JSC meetings.

(c) Responsibility. The JSC will: (a) serve as a forum for keeping each Party informed as to material matters in connection with the development, manufacturing and commercialization of Product for use and/or sale in the Territory; (b) serve as a forum for keeping each Party informed as to material matters in connection with the regulatory filings for Product in the Territory; (c) facilitate the exchange of Data and other information and/or materials between the Parties; (d) review and approve manufacturing plans for the Compound and Product for use and/or sale in the Territory; and (e) undertake and/or approve such other matters as are provided for the JSC under this Agreement, or otherwise agreed by the Parties.

(d) Decisions. The objective of the JSC shall be to seek to reach unanimous agreement on all matters. Each Party shall have one (1) vote on the JSC. If the JSC cannot reach agreement on any determination or decision within the scope of the JSC’s authority within thirty (30) days after the date such matter was initially referred to the JSC, the dispute shall be referred to the CEO of Angionetics and the CEO of Licensee (the “Senior Executives”) who shall meet promptly and negotiate in good faith to resolve the dispute. If, despite such good faith efforts, the Parties are unable to resolve such dispute, Licensee shall have the right to cast a deciding vote.

(e) Scope of Governance. Notwithstanding the creation of the JSC, each Party shall retain the rights, powers and discretion granted to it hereunder, and the JSC shall not be delegated or vested with such rights, powers or discretion unless such delegation or vesting is expressly provided herein or the Parties expressly so agree in writing. The JSC shall not have the power to amend or modify this Agreement, and its decisions shall not be in contravention of any terms and conditions of this Agreement. It is understood and agreed that issues to be formally decided by the JSC are only those specific issues that are expressly provided in this Agreement to be decided by the JSC.

3.2 Withdrawal. Notwithstanding Section 3.1 above, it is understood that Angionetics’ participation in the JSC is not an obligation of, or a deliverable to be provided by, Angionetics under this Agreement and that such participation is a right of Angionetics that Angionetics may exercise or waive, in its discretion. At any time and for any reason, Angionetics shall have the right to withdraw from participation in the JSC upon notice to Licensee referencing this Section 3.2, which notice shall be effective immediately upon receipt (“Withdrawal Notice”). Following the issuance of a Withdrawal Notice, any plans (including Development Plans and Commercialization Plans), information, materials, Know-How and/or other item that either Party is obligated to provide to the JSC shall be provided directly to the other Party and any decisions to be made by the JSC shall be made by the mutual agreement of both Parties, except that, if the Parties are unable to mutually agree following escalation of a matter to Senior Executives in accordance with Section 3.1(d) above, then Licensee shall have the right to decide any matter within the scope of Section 3.1(d).

ARTICLE 4

DEVELOPMENT; REGULATORY; COMMERCIALIZATION

4.1 Development.

(a) In the Territory. As between the Parties, Licensee shall be responsible for and shall use Commercially Reasonable Efforts to conduct such clinical trials and to obtain such regulatory approvals, including Marketing Approvals and pricing and/or reimbursement approvals, as may be necessary to commercialize Product for at least one indication in the Territory and in the Field. Licensee agrees to keep Angionetics reasonably informed as to the progress of its clinical development, manufacturing and regulatory activities relating to Product in the Territory, including its correspondence and meetings with Regulatory Authorities. It is understood and agreed that all development and manufacturing efforts for the Compound and Product for use in the Territory shall be at the sole cost and expense of Licensee at Licensee’s sole discretion.

(b) Outside the Territory. Angionetics or its licensee(s) shall be responsible for all development, manufacturing and regulatory activities with respect to the Compound and Product outside the Territory.

(c) AFFIRM Study Angionetics will undertake a planned AFFIRM

Study (a summary of which is attached here as Exhibit 4.1), with any such modifications as deemed necessary by the Licensee and cleared by the applicable Regulatory Authorities. Angionetics agrees to provide Licensee with regular updates regarding the AFFIRM Study (not less than once per calendar quarter), and to provide Licensee with any information reasonably requested by Licensee regarding the AFFIRM Study.

(d) Reports. Licensee shall provide to Angionetics through the JSC an annual written report within thirty (30) days after each anniversary of the Effective Date, until First Commercial Sale of the Product, summarizing the development activities undertaken by Licensee and its Affiliates and Sublicensees in the preceding twelve-month period. The report may take the form of a PowerPoint (or similar) presentation.

4.2 Exchange of Data and Know-How.

(a) By Angionetics. After the Effective Date, upon request by Licensee, Angionetics shall provide Licensee with the Angionetics Know-How that is necessary for Licensee to develop and/or commercialize Product in the Territory for use in the Field, including, any and all Data from any and all worldwide clinical trials and preclinical studies of the Compound and/or Product conducted by Angionetics that are completed as of the Effective Date. Angionetics will support Licensee in preparing a BLA for the Territory.

(b) By Each Party. During the Term, each Party shall provide to the other Party, in a timely fashion and as promptly as possible, all Data Controlled by such Party, and any and all additional Angionetics Know-How that such Party reasonably considers as necessary for the other Party to develop and/or commercialize Product in the Territory (in the case of Licensee) or outside the Territory (in the case of Angionetics), for use by such other Party in accordance with this Section 4.2.

(c) Use; Disclosure. Licensee may use and disclose Angionetics Know-How to its Affiliates or Third Parties as required to obtain Marketing Approval for Products in the Territory and/or as necessary in performing its obligations and exercising its rights under and in accordance with this Agreement, in each case under confidentiality restrictions at least as protective of such information as the provisions of this Agreement, including for cross referencing drug master files or other regulatory filings by Licensee, its Affiliates and/or sublicensees. Angionetics may only use, and disclose to Affiliates and/or Third Parties, Licensee Data provided by Licensee as is reasonably necessary for developing, manufacturing and/or commercializing Product for use outside of the Territory; provided that such disclosure shall be made under confidentiality restrictions at least as protective of such information as the provisions of this Agreement.

4.3 Regulatory Matters. Licensee shall be responsible, at its expense, for filing, obtaining and maintaining approvals for the development and commercialization of the Compound and each Product in the Territory, including any such IND, BLA or Marketing Approval, as well as pricing or reimbursement approvals in the Territory. Licensee shall be responsible for liaising with and managing all interactions with Regulatory Authorities in the Territory. To the extent relating to the Compound and/or a Product within the Territory, Licensee shall:

(a) through the JSC, keep Angionetics informed as to all material interactions with the CFDA and other Regulatory Authorities; and

(b) provide Angionetics with a copy of any material documents, information and correspondence submitted to the CFDA or any other Regulatory Authority within the Territory as soon as reasonably practicable, together with summaries thereof, to the extent such summaries exist.

4.4 Sharing of Regulatory Filings. Without limiting Section 4.2 above, each Party shall permit the other to access, and shall provide the other Party with sufficient rights to reference and use in association with exercising its rights and performing its obligations under this Agreement (including the right of Angionetics to commercialize the Product outside of the Territory), all of such Party’s, its Affiliates’ and, if applicable, its licensees’ Data, regulatory filings and regulatory communications associated with any submissions of BLAs or other regulatory approvals for the Product in such Party’s respective territory (i.e., in the Territory in the case or Licensee and in the outside of the Territory in the case of Angionetics). If any information or data owned or controlled by Angionetics or its Affiliates is required to be disclosed by a Regulatory Authority in the Territory, then Angionetics agrees to provide to such data or information to Licensee or the Regulatory Authority.

4.5 Commercialization in the Territory. Licensee or its Sublicensee(s) shall have the sole right to commercialize the Products in the Territory and shall use Commercially Reasonable Efforts to commercialize the Product in the Territory for use in the Field.

4.6 Reporting; Adverse Drug Reactions. Within one hundred eighty (180) days following the Regulatory Approval of the Product in the Territory, Angionetics will provide a draft Safety Data Exchange Agreement (SDEA) which shall be negotiated by the Parties in good faith and the Parties will enter into such Safety Data Exchange Agreement that more specifically sets forth the obligations of each Party with respect to the exchange of safety information and will require the Parties to comply with a standard operating procedure set forth therein governing the collection, investigation, reporting and exchange of safety information with respect to the Compound and Products, including but not limited to adverse events, product quality, and product complaints, sufficient to permit each Party (and in the case of Angionetics, any of its licensees of the Compound and Products outside the Territory) to comply with their respective legal obligations, all in accordance with Applicable Law. The SDEA will be promptly updated if required by changes in Applicable Law. Each Party shall keep the other Party informed about any adverse events of which such Party becomes aware or is informed regarding the use of Product in or outside the Territory. As between the Parties, Licensee shall be responsible for reporting all adverse events/experiences to the appropriate Regulatory Authorities in the Territory, and Angionetics shall be responsible for reporting all adverse events/experiences to the appropriate Regulatory Authorities in countries outside the Territory, in accordance with the appropriate laws and regulations of the relevant countries and authorities. Licensee shall ensure that its Affiliates comply with such safety reporting obligations in the Territory.

ARTICLE 5

PAYMENTS

5.1 Royalty Payments.

(a) Royalty Rate. Subject to the terms and conditions of this Agreement, in further consideration of the rights granted to Licensee under this Agreement, Licensee shall pay to Angionetics royalties at the rate set out below on the Net Sales of Products in the Territory:

Annual Net Sales of Product(s) in the Territory	Royalty Rate
Portion of Annual Net Sales of Products up to and including Fifty Million Dollars ($50,000,000)	5.0%
Portion of Annual Net Sales of Products greater than Fifty Million Dollars ($50,000,000) up to and including Two Hundred Million Dollars ($200,000,000)	6.0%
Portion of Annual Net Sales of Products greater than Two Hundred Million Dollars ($200,000,000) up to and including Four Hundred Fifty Million Dollars ($450,000,000)	8.0%
Portion of Annual Net Sales of Products greater than Four Hundred Fifty Million Dollars ($450,000,000)	10.0%

(b) Royalty Term. Licensee’s obligations to pay royalties under Section 5.1 (“Royalty Term”) shall commence on the First Commercial Sale of a Product in the Territory and shall continue until the later to occur of: (a) expiration of all Angionetics Patents covering the manufacture, use or sale of the Compound and/or Product, in each case, in the Territory; (b) expiration of Regulatory Exclusivity (as defined below) in the Territory; and (c) fifteen (15) years after the First Commercial Sale of a Product in the Territory (the “Royalty Term”); provided, however, that after the Royalty Term the royalties paid to Angionetics will not be less than the royalty specified in Section IV.3 of the Technology Transfer Agreement between Schering Aktiengesellschaft, Berlex Inc., Collateral Therapeutics, Inc. and Cardium Therapeutics, Inc. (or each of their respective successors) dated October 13, 2005. “Regulatory Exclusivity” shall mean any exclusive marketing rights or data exclusivity rights conferred by an applicable Regulatory Authority or other governmental authority in the Territory, including any regulatory data protection exclusivity and any extensions to such exclusivity rights.

(c) Royalty Reduction. Upon Regulatory Approval and commercial sale within the Territory of a competitive angiogenic gene therapy product in the Field by a Third Party, the royalties payable by Licensee to Angionetics under Section 5.1(a) from Net Sales the Territory will be reduced to fifty percent (50%) of the rate set forth in Section 5.1(a).

(d) Reports and Royalty Payment. Within forty-five (45) days after the end of each calendar quarter, Licensee shall deliver to Angionetics a report setting out in reasonable detail the information necessary to calculate the royalty payments due under this Section 5.1 with respect to Net Sales made in that calendar quarter, including:

(i) units of the Product(s) sold in the Territory during the relevant calendar quarter;

(ii) gross sales of the relevant Products in the Territory in the relevant calendar quarter;

(iii) Net Sales in the relevant calendar quarter on a Product-by-Product basis; and

(iv) all relevant deductions or credits due to Licensee in accordance with the terms of this Agreement.

Any amounts due under Section (a) for such calendar quarter shall accompany such statement.

5.2 Sublicense Payments. In addition to the royalty payments in Section 5.1, if Licensee grants a Sublicense to a Third Party then Licensee shall pay to Angionetics:

(a) Twenty-five percent (25%) of any Net Proceeds received within forty-eight (48) months after the Effective Date; and

(b) ten percent (10%) of any Net Proceeds received more than forty-eight (48) months after the Effective Date.

ARTICLE 6

PAYMENTS; BOOKS AND RECORDS

6.1 Payment Method. All payments under this Agreement shall be made by bank wire transfer in immediately available funds to an account designated by the Party to which such payments are due. Any payments or portions thereof due under this Agreement that are not paid by the date such payments are due under this Agreement shall bear interest at a rate equal to: (i) the prime rate as reported by Citibank N.A., plus one percent (1%) per year; or (ii) if lower, the maximum rate permitted by law; calculated on the number of days such payment is delinquent, compounded annually and computed on the basis of a three hundred sixty five (365) day year and the actual days elapsed. The applicable interest rate shall be adjusted each time there shall be a change in the prime rate announced by Citibank N.A. This Section 6.1 shall in no way limit any other remedies available to the Parties.

Withholding Taxes. If laws or regulations require withholding by Licensee of any taxes imposed upon Angionetics on account of any royalties or other payments paid under this Agreement, such taxes shall be deducted by Licensee as required by law from such payment and shall be paid by Licensee to the proper taxing authorities. Official receipts of payment of any withholding tax shall be secured and sent to Angionetics as evidence of such payment. The Parties will exercise their reasonable efforts to ensure that any withholding taxes imposed are reduced as far as possible under the provisions of any applicable tax treaty, and shall cooperate in filing any forms required for such reduction.

6.2 U.S. Dollars. All dollar amounts specified in, and all payments made under this Agreement, shall be in U.S. dollars.

6.3 Records; Inspection. Licensee shall keep, and require its Affiliates to keep, complete, true and accurate books of accounts and records for the purpose of determining the amounts payable to Angionetics pursuant to this Agreement. Such books and records shall be kept for at least three (3) years following the end of the calendar quarter to which they pertain. Such records will be open for inspection during the three (3) year period after Licensee’s payment of the amount to which such records relate or the due date of such payment, whichever is later, by an independent auditor chosen by Angionetics and reasonably acceptable to Licensee for the purpose of verifying the amounts payable by Licensee hereunder. Such inspections may be made no more than once each calendar year, at reasonable times and on thirty (30) days’ prior written notice. Such records for any particular calendar quarter shall be subject to no more than one inspection. The independent auditor shall be obligated to execute a reasonable confidentiality agreement prior to commencing any such inspection. Inspections conducted under this Section 6.4 shall be at the expense of Angionetics, unless a variation or error producing an underpayment in amounts payable exceeding five percent (5%) of the amount paid for a period covered by the inspection is established, in which case all reasonable costs relating to the inspection for such period and any unpaid amounts that are discovered shall be paid by Licensee, together with interest on such unpaid amounts at the rate set forth in Section 6.1 above. The Parties will endeavor in such inspection to minimize disruption of Licensee’s normal business activities to the extent reasonably practicable.

ARTICLE 7

MANUFACTURING, DELIVERY AND SUPPLY

7.1 Manufacturing by Angionetics. During the term of the Agreement, Angionetics shall be responsible to facilitate and coordinate the U.S.-based contract manufacturing of Products and will deliver, at Licensee’s sole discretion, either Compound as frozen bulk supply Ad5FGF-4 or vialed finished goods of the Generx Product, to Licensee through its manufacturing agreement with SAFC®, located in Carlsbad, California or other licensed manufacturer. If Licensee elects to receive frozen bulk supply Ad5FGF-4, then Licensee shall be responsible to hydrate, vial and package Product finished goods for the Territory. The transfer price that Licensee shall pay to Angionetcs for fully-vialed finished goods shall be one hundred twenty percent (120%) of Angionetics’ out-of-pocket, manufacturing costs, with fifty percent (50%) payable prior to shipment with the remaining balance due within thirty (30) working days from Licensee’s receipt of the finished goods. In the event that Licensee establishes a manufacturing capability to utilize frozen bulk supply of Ad5FGF-4 to hydrate, vial and package finished Product, in accordance with the rules and regulations of the CFDA, Angionetics will agree to adjust the transfer price for Compound accordingly. Licensee shall bear all risk and costs associated to the shipment of finished goods from the U.S.-based manufacturing facility to the Licensee. Prior to the shipment of any Compound or Product for clinical trials, the Parties shall enter into a separate supply agreement (the “Supply Agreement”) which will include provisions related to forecasting, order, shipping and delivery, and payment terms, quality control, audit rights, and regulatory responsibilities.

7.2 Back-up Supply.

(a) Licensee shall be entitled to manufacture either Compound or Products for the Territory, if: (i) Angionetics is unable to supply all of Licensee’s demand for either

Ad5FGF-4 or finished Generx Product as agreed; (ii) Angionetics’ third party manufacturer has a regulatory issue; (iii) at Licensee’s reasonable request, provided that Licensee has sold at least 50,000 units of Product, within the ExclusiveTerritory, for at least two out of three previous calendar years, or (iv) at Licensee’s request if the selling price of Generx in the Exclusive Territory materially decreases as a result of (x) competition in the Exclusive Territory or (y) pricing adjustment to maintain Licensee’s market share.

(b) Angionetics agrees, upon Licensee’s request, to transfer to Licensee all Angionetics Know-How related to manufacturing the Compound and Product to Licensee, and to use Commercially Reasonable Efforts to cause its third party contract manufacturer(s), including SAFC®, located in Carlsbad, California, to do the same.

ARTICLE 8

CONFIDENTIALITY

8.1 Confidential Information. Except as expressly provided in this Agreement, the Parties agree that the receiving Party shall not publish or otherwise disclose and shall not use for any purpose any information furnished to it by the other Party hereto pursuant to this Agreement (collectively, “Confidential Information”). Notwithstanding the foregoing, Confidential Information shall not include information that, in each case as demonstrated by written documentation:

(a) was already known to the receiving Party, other than under an obligation of confidentiality, at the time of disclosure or, as shown by written documentation, was developed by the receiving Party prior to its disclosure by the disclosing Party;

(b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

(c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement;

(d) was subsequently lawfully disclosed to the receiving Party by a person other than the disclosing Party, and who did not directly or indirectly receive such information from disclosing Party; or

(e) is developed by the receiving Party without use of or reference to any Confidential Information disclosed by the disclosing Party.

8.2 Permitted Disclosures. Notwithstanding the provisions of Section 8.1 above and subject to Sections 8.3 and 8.4 below, each Party hereto may use and disclose the other Party’s Confidential Information to its Affiliates, licensees, contractors and any other Third Parties to the extent such use and/or disclosure is reasonably necessary to exercise the rights granted to it, or reserved by it, under this Agreement (including in the case of Angionetics, in connection with the development, manufacture and/or commercialization of the Compound and/or Products for outside the Territory), prosecuting or defending litigation, complying with Applicable Laws, submitting information to tax or other governmental authorities or conducting clinical trials hereunder with respect to any Product. If a Party is required by law or regulations to make any such disclosure of the other Party’s Confidential Information, to the extent it may legally do so, it will give reasonable advance notice to such other Party of such disclosure and, save to the extent inappropriate in the case of patent applications or otherwise, will use its good faith efforts to secure confidential treatment of such Confidential Information prior to its disclosure (whether through protective orders or otherwise). For any other disclosures of the other Party’s Confidential Information, including to Affiliates, licensees, contractors and/or other Third Parties, a Party shall ensure that the recipient thereof is bound by a written confidentiality agreement as materially protective of such Confidential Information as this Article 8.

8.3 Confidential Terms. Each Party agrees not to disclose to any Third Party the terms of this Agreement without the prior written consent of the other Party hereto, except for permitted disclosures under Section 8.2 and that each Party may disclose the terms of this Agreement: to advisors (including financial advisors, attorneys and accountants), actual or potential acquisition partners or private investors, and others on a need to know basis, in each case under an appropriate confidentiality arrangement substantially equivalent to the terms of this Article 8. Notwithstanding the foregoing, the Parties shall agree upon a mutual press release to announce the execution of this Agreement, a draft of which is attached as Exhibit 8.3. Thereafter, each Party may each disclose to Third Parties the information contained in such press release without the need for further approval by the other Party.

8.4 Publication of Product Information. Prior to the First Commercial Sale, Licensee may publish, publicly present and/or submit for written or oral publication a manuscript, abstract or the like that includes Data or other information relating to the Compound and/or Products that has not previously published pursuant to this Section 8.4 only upon the mutual agreement of the Parties. The contribution of each Party shall be noted in all publications or presentations by acknowledgment or co-authorship, whichever is appropriate. After First Commercial Sale, Licensee may publish, publicly present and/or submit for written or oral publication a manuscript, abstract or the like that includes Data or other information generated by Licensee or its Affiliates or sublicensees relating to the Compound and/or Products that has not previously published pursuant to this Section 8.4 only upon the mutual agreement of the Parties.

8.5 Prior Non-Disclosure Agreements. Upon execution of this Agreement, the terms of this Article 8 shall supersede any prior non-disclosure, secrecy or confidentiality agreement between the Parties with respect to information relating to the Compound, Products and/or the business or operations of a Party. Any such information disclosed under such prior agreements shall be deemed disclosed under this Agreement.

ARTICLE 9

PATENT PROSECUTION AND ENFORCEMENT

9.1 Ownership of Inventions. As between the Parties, title to all inventions and other intellectual property made (a) solely by personnel of Licensee or any of its Affiliates in connection with this Agreement shall be owned by Licensee; (b) solely by personnel of Angionetics or any of its Controlled Affiliates in connection with this Agreement shall be owned by Angionetics; and (c) jointly by personnel of Angionetics and Licensee (or their respective

Affiliates) in connection with this Agreement shall be jointly owned by Angionetics and Licensee. Prosecution of any Patent with respect to such jointly-owned inventions and intellectual property shall be solely as mutually agreed. Except as expressly provided in this Agreement, it is understood that neither Party shall have any obligation to obtain any approval of, nor pay a share of the proceeds to, the other Party to practice, enforce, license, assign or otherwise exploit such jointly-owned inventions or intellectual property, and each Party hereby waives any right it may have under the laws of any jurisdiction to require such approval or accounting.

9.2 Prosecution and Maintenance of Angionetics Patents.

(a) Angionetics Patent Rights. Angionetics shall have the right, at its expense, to control the Prosecution and Maintenance of Patents included in the Angionetics Patents as of the Effective Date, or which may be filed in any country after the Effective Date. Angionetics shall consult with Licensee in good faith regarding the Prosecution and Maintenance of such Angionetics Patents in the Territory and shall take into account Licensee’s reasonable comments related to such matters to the extent such comments pertain to the Compound or Product, or a method of use or manufacture of any of the foregoing. If Angionetics determines not to file any Patent, or to abandon any Patent within the Angionetics Patents in the Territory, with respect to any Product, and/or manufacturing and/or use thereof in the Field, as applicable, Angionetics shall provide Licensee with at least sixty (60) days’ written notice of such decision, prior to the deadline for filing any such Patent or the date on which such abandonment would become effective. In such event, Licensee shall have the right, at its option, to control the Prosecution and Maintenance of such Patent. For the purposes of this Section 9.2, “Prosecution and Maintenance” (including variations such as “Prosecute and Maintain”) shall mean, with respect to a Patent, the preparing, filing, prosecuting and maintenance of such Patent, as well as re-examinations, reissues and requests for Patent term extensions and the like with respect to such Patent, together with the conduct of interferences, the defense of oppositions and other similar proceedings with respect to a Patent.

(b) Cooperation. Each Party shall cooperate with the other Party in connection with all activities relating to the Prosecution and Maintenance of the Angionetics Patents undertaken by such other Party pursuant to this Section 9.2, including: (i) making available in a timely manner any documents or information such other Party reasonably requests to facilitate such other Party’s Prosecution and Maintenance of the Angionetics Patents pursuant to this Section 9.2; and (ii) if and as appropriate, signing (or causing to have signed) all documents relating to the prosecution and maintenance of any Angionetics Patents by such other Party. Each Party shall also promptly provide to the other Party all information reasonably requested by such other Party with regard to such Party’s activities pursuant to this Section 9.2. Licensee shall hold all information disclosed to it under this Section as Confidential Information.

9.3 Enforcement.

(a) Notice. Subject to the provisions of this Section 9.3, in the event that Licensee reasonably believes that any Angionetics Patents in the Territory are infringed by a third party, or any of the Angionetics Patents are subject to a declaratory judgment action in the Territory arising from such infringement, in each case with respect to the manufacture, sale or use of a product containing a Compound (an “Infringing Product”), Licensee shall promptly notify

Angionetics. Licensee shall have the initial right (but not the obligation), at its own expense, to enforce the Angionetics Patents with respect to such infringement or defend any declaratory judgment action with respect thereto in the Territory (for purposes of this Section 9.3, an “Enforcement Action”). Angionetics shall, at its expense, have the right to join in as a party plaintiff and, in any event, shall give reasonable assistance to such Enforcement Action. Licensee shall keep Angionetics reasonably informed of the progress of any such Enforcement Action. Licensee agrees not to settle any Enforcement Action, or make any admissions or assert any position in such Enforcement Action, in a manner that would adversely affect validity, enforceability or scope of the Angionetics Patents, without the prior written consent of Angionetics, which shall not be unreasonably withheld or delayed.

(b) Initiating Enforcement Actions. In the event that Licensee fails to initiate an Enforcement Action to enforce the Angionetics Patents against a commercially significant infringement by a Third Party in the Territory, which infringement consists of the manufacture, sale or use of an Infringing Product in the Field in the Territory, within one hundred eighty (180) days after a request by Angionetics to initiate such Enforcement Action, Angionetics may initiate an Enforcement Action against such infringement at its own expense. Upon the request of Angionetics, Licensee shall cooperate in such Enforcement Action at Angionetics’ expense. Angionetics shall keep Licensee reasonably informed of the progress of any such Enforcement Action. Licensee shall, at its expense, have the right to join in as a party plaintiff and to give reasonable assistance to such Enforcement Action. Angionetics agrees not to settle any Enforcement Action, or make any admissions or assert any position in such Enforcement Action, in a manner that would materially adversely affect the validity, enforceability or scope of any Angionetics Patents, without the prior written consent of Licensee.

(c) Recovery. Licensee and Angionetics shall recover their respective actual out-of-pocket expenses, or proportionate percentages thereof, associated with any litigation against infringers undertaken pursuant to Section 9.3 above or settlement thereof from any resulting recovery made by either Party. Any excess amount of such a recovery shall be shared equally between Licensee and Angionetics, to the extent such recovery represents damages arising from an Infringing Product in the Territory.

(d) Cooperation. The Parties shall keep one another informed of the status of their respective activities regarding any litigation or settlement thereof concerning any Enforcement Actions described in this Section 9.3 controlled by such Party and shall assist one another and cooperate in any such litigation at the other’s reasonable request (including joining as a party plaintiff to the extent necessary and requested by the other Party).

9.4 Third Party Infringement Claims. If the production, sale or use of the Compound or a Product for the Territory pursuant to this Agreement results in a claim, suit or proceeding alleging patent infringement against Angionetics or Licensee (or their respective Affiliates or licensees) (collectively, “Infringement Actions”), such Party shall promptly notify the other Party hereto in writing. The Party subject to such Infringement Action shall have the right to direct and control the defense thereof; provided, however, that the other Party may participate in the defense and/or settlement thereof at its own expense with counsel of its choice. In any event, the Party that is subject to the Infringement Action agrees to keep the other Party hereto reasonably informed of all material developments in connection with any such Infringement Action. The Party who is subject to the Infringement Action agrees not to settle such

Infringement Action, or make any admissions or assert any position in such Infringement Action, in a manner that would adversely affect the other Party’s rights with respect to the Compound or a Product in such other Party’s territory (i.e., in the case of Licensee, the Territory, and in the case of Angionetics, countries outside of the Territory) or the manufacture, use or sale of the Compound or any Product in such other Party’s respective territory, without the prior written consent of the other Party, which shall not be unreasonably withheld or delayed.

ARTICLE 10

TERM AND TERMINATION

10.1 Term. This Agreement shall commence on the Effective Date, and unless terminated earlier as provided in this Article 10, shall continue in full force and effect until Licensee has no remaining payment obligations to Angionetics. Upon expiration (but not an earlier termination) of this Agreement, Licensee shall have a perpetual, non-exclusive, fully paid-up, royalty free license under the Angionetics IP to make, have made, use, sell, offer for sale and import such Product in the Territory.

10.2 Breach. Either Party to this Agreement may terminate this Agreement in the event the other Party shall have materially breached or defaulted in the performance of any of its obligations hereunder, and such default shall have continued for ninety (90) days after written notice thereof was provided to the breaching Party by the non-breaching Party. Any such termination shall become effective at the end of such ninety (90) day period unless the breaching Party has cured any such breach or default prior to the expiration of the ninety (90) day period.

10.3 Termination For Convenience. Licensee may terminate this Agreement in its entirety for any reason: (a) upon sixty (60) days’ prior written notice to Angionetics prior to the First Commercial Sale; and (b) upon one hundred twenty (120) days’ prior written notice to Angionetics following the First Commercial Sale.

10.4 Termination under Securities Purchase Agreement. Angionetics may terminate this Agreement in its entirety in the event that Pineworld Capital Limited, a Hong Kong limited liability company fails to complete its financing obligations under the terms of that certain Share Purchase Agreement dated June 7, 2016 between Angionetics and Pineworld Capital Limited (the “Share Purchase Agreement”) as follows: (a) Angionetics may terminate the Agreement at any time following 15 Business Days after the date of the Share Purchase Agreement if Pineworld Capital Limited has failed to complete the initial closing of the purchase of 200,000 shares of Angionetics Series A Preferred Stock by such date, and (b) Angionetics may terminate the Agreement at any time following September 30, 2016 (such date, or such later date as Angionetics and Pineworld Capital Limited may agree pursuant to the terms of the Share Purchase Agreement, the “Second Closing Date”) if Huapont has failed to complete the second closing for the purchases of an additional 400,000 shares of Angionetics Series A Preferred Stock by the Second Closing Date.

ARTICLE 11

EFFECT OF TERMINATION

11.1 Accrued Obligations. The expiration or termination of this Agreement for any reason shall not release either Party from any liability that, at the time of such expiration or termination, has already accrued to the other Party or that is attributable to a period prior to such expiration or termination, nor will any termination of this Agreement preclude either Party from pursuing all rights and remedies it may have under this Agreement, or at law or in equity, with respect to breach of this Agreement.

11.2 Rights on Termination. This Section 11.2 shall apply upon any termination of Licensee’s rights under this Agreement in its entirety, excluding only termination of this Agreement pursuant to Section 10.2 for Angionetics’ breach.

(a) Wind-down Period.

(i) Development. In the event there are any on-going clinical trials of Product in the Territory and/or any on-going formulation studies (e.g. stability studies) of Product in the Territory, to the extent so requested by Angionetics, Licensee agrees to either promptly transition such clinical trials and/or formulation studies to Angionetics (or its designee), or continue to conduct such clinical trials and/or formulation studies, at Angionetics’ expense, and otherwise in accordance with the terms and conditions of this Agreement in effect prior to its termination.

(ii) Commercialization. If this Agreement expires or is terminated after the First Commercial Sale of Product in the Territory, then within thirty (30) days of expiration or termination of this Agreement, Licensee shall notify Angionetics of any quantity of the Compound and/or Product remaining in Licensee’s inventory and, if so requested by Angionetics, Licensee shall transfer to Angionetics (or its designee) all right, title and interest in and to any such quantities of the Compound and/or Product at a price equal to Licensee’s actual cost plus twenty percent (20%). Unless and until Angionetics elects to purchase any of the inventory, Licensee and its Affiliates may continue to distribute all Products for which Marketing Approval has been obtained in the Territory in accordance with the terms and conditions of this Agreement, for a period not to exceed twelve (12) months after the effective date of such expiration or termination (for purposes of Section 11.2, the “Wind-down Period”). Notwithstanding any other provision of this Agreement, during the Wind-down Period, Licensee’s and its Affiliates’ rights with respect to the Compound and Product in the Territory shall be non-exclusive, and Angionetics shall have the right to engage one or more other distributor(s) and/or licensee(s) of the Compound and/or Products in all or part of the Territory. Any Product sold or disposed by Licensee and its Affiliates in the Territory during the Wind-down Period shall be subject to the applicable payment obligations under Article 5 above.

(b) Assignment of Regulatory Filings and Marketing Approvals. At Angionetics’ option, which shall be exercised by written notice to Licensee, Licensee shall, at its expense, assign or cause to be assigned to Angionetics or its designee (or to the extent not so assignable, Licensee shall take all reasonable actions to make available to Angionetics or its designee the benefits of) all regulatory filings and registrations (including INDs, MAAs and

Marketing Approvals) for the Compound and/or any Product in the Territory, including any such regulatory filings and registrations made or owned by its Affiliates. In each case, unless otherwise required by any Applicable Law or requested by Angionetics, the foregoing assignment (or availability) shall be made within ninety (90) days after the effective date of any such expiration or termination of this Agreement. In addition, Licensee shall, at its expense, promptly provide to Angionetics (in electronic form, to the extent the same exists in electronic form) a copy of all Data pertaining to the Compound and/or Product, to the extent not previously provided to Angionetics and Angionetics shall have the right to use (and authorize the use of), and to disclose, all such Data following expiration or termination of this Agreement.

(c) Transition. Licensee shall use Commercially Reasonable Efforts to cooperate with Angionetics and/or its designee to effect a smooth and orderly transition in the development, sale and on-going marketing, promotion and commercialization of the Compound and Product in the Territory.

(d) Return of Materials. Within fifteen (15) days after the end of the Wind-down Period (or after the expiration or termination of this Agreement, in the event there is no Wind-down Period), Licensee shall, at its expense, destroy all tangible items comprising, bearing or containing any Confidential Information of Angionetics, that is in Licensee’s possession or return such Confidential Information to Angionetics, as Angionetics may direct, at Angionetics’ expense.

(e) Royalty to Licensee. If the termination occurs after completion of a clinical trial in support of Marketing Approval of the Product in the Territory, including after the First Commercial Sale of a Product in the Territory, then Angionetics shall pay to Licensee a royalty on Net Sales by Angionetics, its Affiliiates or licensees, of the Products in the Territory equal to fifty percent (50%) of the amounts set forth in Section 5.1 in accordance with Article 5, mutatis mutandis.

11.3 Survival. Upon the expiration or termination of this Agreement, all rights and obligations of the Parties under this Agreement shall terminate except those described in the following Sections: Sections 2.3, 8.1, 8.2, 8.3, 8.5, 11.1, 11.2, 11.3, 13.1, 13.2, 13.3, 13.4, 14.1, 14.2, 14.3, 15.2 ; and, in addition, to the extent that any Product is sold during the Wind-down Period defined in Section (ii) above, the following Sections shall survive: Sections 5.1 and 5.2.

ARTICLE 12

REPRESENTATIONS, WARRANTIES AND COVENANTS

12.1 General Representations. Each Party hereby represents and warrants to the other Party as of the Effective Date as follows:

(a) Duly Organized. Such Party is a corporation duly organized, validly existing and is in good standing under the laws of the jurisdiction of its incorporation, is qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification and failure to have such would prevent such Party from performing its obligations under this Agreement.

(b) Due Execution; Binding Agreement. This Agreement is a legal and valid obligation binding upon such Party and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by such Party have been duly authorized by all necessary corporate action and do not and will not: (i) require any consent or approval of its stockholders; (ii) to such Party’s knowledge, violate any law, rule, regulation, order, writ, judgment, decree, determination or award of any court, governmental body or administrative or other agency having jurisdiction over such Party; nor (iii) conflict with, or constitute a default under, any agreement, instrument or understanding, oral or written, to which such Party is a party or by which it is bound.

12.2 Representations and Warranties of Angionetics. Angionetics represents, warrants to Licensee that, as of the Effective Date:

(a) it has the full right and authority to grant the rights and licenses as provided herein;

(b) it has not previously granted any right, license or interest in or to the Angionetics Patents, or any portion thereof, that is in conflict with the rights or licenses granted to Licensee under this Agreement;

(c) to its knowledge, there are no actual, pending, alleged or threatened actions, suits, claims, interference or governmental investigations in the Territory involving the Compound, Product, the Angionetics Patents or the Angionetics Know-How by or against Angionetics, or any of its Affiliates. In particular, to its best knowledge, there is no pending or threatened product liability action nor intellectual property right litigation in the Territory in relation to the Compound and/or Products;

(d) all necessary consents, approvals and authorizations of all Regulatory Authorities, other governmental authorities and other persons or entities required to be obtained by Angionetics in order to enter into this Agreement have been obtained; and

(e) there is no actual, pending, alleged or to the knowledge of Angionetics threatened infringement or misappropriation by a Third Party in the Territory of any of the Angionetics Patents or the Angionetics Know-How; and

(f) to the knowledge of Angionetics, the manufacture, use, sale or other disposition of Compound and/or Products in or for the Territory does not and will not infringe or misappropriate any Third Party intellectual property rights.

12.3 Representations and Warranties of Licensee. Licensee represents and warrants to Angionetics that, as of the Effective Date:

(a) it has the full right and authority to grant the rights granted herein;

(b) all necessary consents, approvals and authorizations of all Regulatory Authorities, other governmental authorities and other persons or entities required to be obtained by Licensee in order to enter into this Agreement have been obtained; and

(c) Licensee does not have any knowledge that any of Angionetics’ representations and warranties set forth in Sections 12.1 and 12.2 above are inaccurate.

12.4 DISCLAIMER. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTIES OF ANY KIND EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT OR VALIDITY OF ANY PATENTS ISSUED OR PENDING.

ARTICLE 13

INDEMNIFICATION

13.1 Indemnification of Angionetics. Licensee shall indemnify and hold harmless each of Angionetics, its Affiliates and licensees and their respective directors, officers and employees and the successors and assigns of any of the foregoing (the “Angionetics Indemnitees”), from and against any and all liabilities, damages, penalties, fines, costs, expenses (including reasonable attorneys’ fees and other expenses of litigation) (“Liabilities”) from any claims, actions, suits or proceedings brought by a Third Party (a “Third Party Claim”) incurred by any Angionetics Indemnitee, arising from, or occurring as a result of: (a) the developing, use, marketing, distribution, import, and/or sale of Compounds and/or Products by or under the authority of Licensee, or (b) any material breach of any representations, warranties or covenants by Licensee in Section 13 above; except to the extent such Third Party Claims fall within the scope of Angionetics’ indemnification obligations set forth in Section 13.2 below.

13.2 Indemnification of Licensee. Angionetics shall indemnify and hold harmless each of Licensee, and its Affiliates and their respective directors, officers and employees and the successors and assigns of any of the foregoing (the “Licensee Indemnitees”), from and against any and all Liabilities from any Third Party Claims incurred by any Licensee Indemnitee, arising from, or occurring as a result of: (a) the developing, making, having made, use, marketing, distribution or sale of any Product by Angionetics or its Product licensee(s) outside the Territory, or (b) any material breach of any representations, warranties or covenants by Angionetics in Article 12 above.

13.3 Procedure. A Party that intends to claim indemnification under Article 13 (the “Indemnitee”) shall promptly notify the other Party (the “Indemnitor”) in writing of any Third Party Claim, in respect of which the Indemnitee intends to claim such indemnification, and the Indemnitor shall have sole control of the defense and/or settlement thereof. The indemnity arrangement in Article 13 shall not apply to amounts paid in settlement of any action with respect to a Third Party Claim, if such settlement is effected without the consent of the Indemnitor, which consent shall not be withheld or delayed unreasonably. The failure to deliver written notice to the Indemnitor within a reasonable time after the commencement of any action with respect to a Third Party Claim, if prejudicial to its ability to defend such action, shall relieve such Indemnitor of any liability to the Indemnitee under Article 13, but the omission to so deliver written notice to the Indemnitor shall not relieve the Indemnitor of any liability that it may have to any Indemnitee otherwise than under Article 13. The Indemnitee under Article 13 shall cooperate fully with the Indemnitor and its legal representatives in the investigation of any action with respect to a Third Party Claim covered by this indemnification.

13.4 No consequential damages. EXCEPT FOR OBLIGATIONS TO MAKE PAYMENT UNDER THIS AGREEMENT, LIABILITY FOR BREACH OF CONFIDENTIALITY, OR LIABILITY FOR INFRINGEMENT OR MISAPPROPRIATION OF INTELLECTUAL PROPERTY RIGHTS, IN NO EVENT SHALL EITHER PARTY OR ANY OF ITS REPRESENTATIVES BE LIABLE UNDER THIS AGREEMENT TO THE OTHER PARTY OR ANY THIRD PARTY FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF, OR RELATING TO, AND/OR IN CONNECTION WITH ANY BREACH OF THIS AGREEMENT, REGARDLESS OF (A) WHETHER SUCH DAMAGES WERE FORESEEABLE, (B) WHETHER OR NOT IT WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND (C) THE LEGAL OR EQUITABLE THEORY (CONTRACT, TORT OR OTHERWISE) UPON WHICH THE CLAIM IS BASED

ARTICLE 14

DISPUTE RESOLUTION

14.1 Senior Executives. In the event of any dispute between the Parties arising out of or in connection with this Agreement, either Party may, by written notice to the other, have such dispute referred to the CEO of Angionetics and the CEO of Licensee for attempted resolution by good faith negotiations within thirty (30) days after such notice is received, and, in such event, each Party shall cause its representative to meet and be available to attempt to resolve such issue. Notwithstanding the foregoing, neither Party shall be obligated to negotiate for more than thirty (30) days. If the Parties should resolve such dispute or claim, a memorandum setting forth their agreement will be prepared and signed by both Parties if requested by either Party.

14.2 Jurisdiction. Any dispute, controversy or claim with respect to the breach, interpretation, performance or enforcement of this Agreement, not resolved pursuant to Section 14.1 shall be subject to the exclusive jurisdiction of the state and federal courts in the State of Delaware, and each Party hereby submits to such jurisdiction for the resolution of such Dispute and hereby waives the defense of any inconvenient forum for the maintenance of any action or proceeding in such jurisdiction for such purpose.

14.3 Interim Relief. Notwithstanding anything in this Article 14 to the contrary, Licensee and Angionetics shall each have the right to apply to any court of competent jurisdiction for a temporary restraining order, preliminary injunction or other similar interim or conservatory relief, as necessary to protect the right or property of such Party.

ARTICLE 15

GENERAL PROVISIONS

15.1 Force Majeure. If the performance of any part of this Agreement (except for any payment obligation under this Agreement) by either Party is prevented, restricted, interfered with or delayed by reason of force majeure (including, fire, flood, embargo, power shortage or failure, acts of war, insurrection, riot, terrorism, strike, lockout or other labor disturbance or acts of God), the Party so affected shall, upon giving written notice to the other Party, be excused from such performance to the extent of such prevention, restriction, interference or delay; provided that the affected Party shall use its reasonable efforts to avoid or remove such causes of non-performance and shall continue performance with the utmost dispatch whenever such causes are removed.

15.2 Governing Law. This Agreement and all questions regarding its validity or interpretation, or the breach or performance of this Agreement, shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without reference to conflict of law principles. The U.N. Convention on the Sale of Goods shall not apply to this Agreement.

15.3 Waiver of Breach. Except as otherwise expressly provided in this Agreement, any term of this Agreement may be waived only by a written instrument executed by a duly authorized representative of the Party waiving compliance. The delay or failure of either Party at any time to require performance of any provision of this Agreement shall in no manner affect such Party’s rights at a later time to enforce the same. No waiver by either Party of any condition or term in any one or more instances shall be construed as a further or continuing waiver of such condition or term or of another condition or term.

15.4 Modification. No amendment or modification of any provision of this Agreement shall be effective unless in writing signed by a duly authorized representative of each Party. No provision of this Agreement shall be varied, contradicted or explained by any oral agreement, course of dealing or performance or any other matter not set forth in an agreement in writing and signed by a duly authorized representative of each Party.

15.5 Severability. In the event any provision of this Agreement should be held invalid, illegal or unenforceable in any jurisdiction, the Parties shall negotiate in good faith a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the Parties and all other provisions of this Agreement shall remain in full force and effect in such jurisdiction. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction.

15.6 Entire Agreement. This Agreement (including the Exhibits attached hereto) constitutes the entire agreement between the Parties relating to its subject matter and supersedes all prior or contemporaneous agreements, understandings or representations, either written or oral, between Angionetics and Licensee with respect to such subject matter.

15.7 Notices. Unless otherwise agreed by the Parties or specified in this Agreement, all notices and other communications between the Parties relating to, and all written documentation to be prepared and provided under, this Agreement shall be in the English language: (a) delivered personally; (b) sent by registered or certified mail (return receipt requested and postage prepaid); (c) sent by express courier service providing evidence of receipt, postage pre-paid where applicable; or (d) sent by facsimile (receipt verified and a copy promptly sent by another permissible method of providing notice described in paragraphs (b), (c) or (d) above), to the following addresses of the Parties or such other address for a Party as may be specified by like notice:

To Angionetics: Angionetics, Inc. Telephone: 858-436-1000 Facsimile: 858-436-1001 Attention: Duane Linstrom	To Licensee: Pineworld Capital Limited FLAT 01A, 10/F CARNIVAL COMMERCIAL BUILDING 18 JAVA ROAD, NORTH POINT, HONG KONG Attention: Chief Executive Officer

With a copy to: Sheppard, Mullin, Richter & Hampton LLP 12275 El Camino Real, Suite 200, San Diego CA 92130 Telephone: (858) 720-7469 Attn: jmercer@sheppardmullin.com	With a copy to: Wilson, Sonsini, Goodrich & Rosati 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 493-3383 Facsimile: (650) 493-6811 Attention: Karen Wong

Any notice required or permitted to be given concerning this Agreement shall be effective upon receipt by the Party to whom it is addressed or within seven (7) days of dispatch whichever is earlier.

15.8 Assignment. This Agreement shall not be assignable by either Party to any Third Party hereto without the written consent of the other Party hereto; except: (i) either Party may assign this Agreement without the other Party’s consent to an entity that acquires substantially all of the business or assets of the assigning Party, whether by merger, acquisition or otherwise, provided that the Party to whom this Agreement is assigned assumes this Agreement in writing or by operation of law; and (ii) Licensee may assign this Agreement without the consent of Angionetics to Affiliate. In addition, either Party shall have the right to assign this Agreement to an Affiliate upon written notice to the non-assigning Party; provided that the assigning Party guarantees the performance of this Agreement by such Affiliate. Subject to the foregoing, this Agreement shall inure to the benefit of each Party, its successors and permitted assigns. A Party assigning this Agreement shall provide written notice of any assignment to the other Party within five (5) business days after any such permitted assignment. Any assignment of this Agreement in contravention of this Section 15.8 shall be null and void.

15.9 No Partnership or Joint Venture. Nothing in this Agreement is intended, or shall be deemed, to establish a joint venture or partnership between Angionetics and Licensee. Neither Party to this Agreement shall have any express or implied right or authority to assume or create any obligations on behalf of, or in the name of, the other Party, or to bind the other Party to any contract, agreement or undertaking with any Third Party.

15.10 Interpretation. The captions to the several Articles and Sections of this Agreement are not a part of this Agreement, but are included for convenience of reference and shall not affect its meaning or interpretation. In this Agreement: (a) the word “including” shall be deemed to be followed by the phrase “without limitation” or like expression; (b) the singular shall include the plural and vice versa; (c) masculine, feminine and neuter pronouns and expressions shall be interchangeable; and (d) the word “will” shall be construed as having the same meaning and effect as the word “shall.”

15.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Signatures to this Agreement delivered by facsimile or other form of electronic transmission (e.g., portable document format (PDF)) will be deemed binding as originals.

[Signature Page Follows]

EXECUTION VERSION

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

ANGIONETICS, INC.

BY:	/s/ CHRISTOPHER J. REINHARD
NAME: Christopher Reinhard
TITLE: Chief Executive Officer

PINEWORLD CAPITAL LIMITED

BY:	/s/ YIZHOU ZHANG
NAME: Yizhuo Zhang
TITLE: Head of Investment

Signature Page to Distribution and License Agreement